
October 18, 2022

Eric Hanson
Chief Financial Officer
Lifeway Foods, Inc.
6431 West Oakton
Morton Grove, IL 60053

      Re: Lifeway Foods, Inc.
           Form 10-K for the Year Ended December 31, 2021
           Filed July 21, 2022
           File No. 000-17363

Dear Eric Hanson:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 28

1.   We note you determined that a material weakness existed in your Internal Control over Financial Reporting due to the lack of controls over income taxes to identify and correct the impact of a material error in accounting associated with a 2009 acquisition. We also note you concluded that your Disclosure Controls and Procedures were effective as of December 31, 2021. Please revise or more fully explain to us how management was able to conclude that Disclosure Controls and Procedures were effective given that Internal Controls over Financial Reporting are an integral part of Disclosure Controls and Procedures. Please be reasonably detailed in your response, and explain why the material weakness you identified did not impact your Disclosure Controls and Procedures, as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e). Please refer to SEC Release No. 33- 8238, Final Rule: Management's Report on Internal Control over Financial

Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that Disclosure Controls and procedures will include those components of Internal Control over Financial Reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. Your revisions and/or response should similarly address your 2022 10-Qs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing